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May 18, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker Era Anagnosti
Jay Ingram
Nudrat Salik

Re:	MasTec, Inc.
Form 10-K for the Year ended December 31, 2011
Filed February 29, 2012
Response dated April 13, 2012
File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated April 19, 2012 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s (i) Form 10-K for the year ended December 31, 2011, filed February 29, 2012, and (ii) the Company’s response, dated April 13, 2012, to the Staff’s comment letter, dated March 9, 2011.

For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

Form 10-K for the Year Ended December 31, 2011 (the “Form 10-K”)

General

1.

We note your response to comment six in our letter dated March 9, 2012. Please provide us with a comprehensive description of each of your operating segments. Your description should address each of the areas listed in ASC 280-10-50-11. For example you should tell us the predominate products and services sold by each operating segment, including any differences between the products and services sold by each operating segment. Please also tell us the specific types or classes of

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customers served by each operating segment, including if there are any specific industries and geographical areas served. Please consider providing us with examples of significant customers in each operating segment.

Company Response

As we noted in the Company’s response dated April 13, 2012, all of the Company’s operating segments perform the same low technology, labor-based construction services specifically for the installation, maintenance, and upgrade of energy and communications infrastructure. As also stated, the Company’s customers are primarily utilities and communications companies and governments that provide communications, electricity and water and sewer services to a wide customer base across North America.

The following describes the services and customers of each unit in more detail:

Utilities Services Group (USG)

USG provides the following services which are primarily labor based: trenching, boring, installing telephone poles, inserting electrical, copper, fiber-optic or other cables into trenches or hanging such cables on poles, inserting oil or gas pipes into trenches, installing equipment onto cables, both aerial and underground, connecting cables or pipes to existing infrastructure, assembling electrical substations, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial or governmental. Customers include leading communications companies and utilities and governments which provide communications and utility services, including AT&T, Verizon, Qwest/US West, CenturyLink, Progress Energy, Brazos Electric Power, NextEra Energy Resources, Dominion Virginia Power, Oklahoma G&E, and the City of Austin, Texas.

Nsoro MasTec LLC (Nsoro)

Nsoro provides the following services which are primarily labor based: trenching, boring, inserting copper or fiber-optic cables into trenches or hanging such cables on towers, installing towers and communications and electrical generation equipment, connecting cables to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial. Customers include leading communications companies, primarily AT&T.

MasTec Network Services (MNS)

MNS provides the following services which are primarily labor based: trenching, inserting copper or fiber-optic cables into trenches, onto buildings or hanging such cables on towers or poles, installing towers and communications equipment, connecting cables to existing

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infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial. Customers include leading communications companies, including AT&T and Verizon.

Advanced Technologies (AT)

AT provides the following services which are primarily labor based: installing satellite dishes, installing cables into trenches or onto buildings, connecting cables to existing infrastructure, installing communications equipment, welding, project management, plus marketing services on behalf of one of the Company’s largest customers (23% of revenues). Equipment utilized includes pickup trucks, bucket trucks, and cranes. All customer classes are commercial. AT’s primary customer is DirecTV, a leading communications company.

Pumpco

Pumpco provides the following services which are primarily labor based: trenching, boring, inserting oil or gas pipes into trenches, connecting pipes to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial or governmental. Customers include leading utilities and governments which provide utility services, including Energy Transfer Company, DCP Midstream and Liberty Pipeline Group.

Wanzek

Wanzek provides the following services which are primarily labor based: trenching, boring, installing telephone poles and wind towers, inserting electrical, copper, fiber-optic or other cables into trenches or hanging such cables on poles, inserting oil or gas pipes into trenches, installing equipment onto cables, both aerial and underground, installing turbines onto wind towers, connecting cables, pipes or solar panels to existing infrastructure, assembling food processing and ethanol plants (consisting mostly of assembling pipes), assembling electrical substations, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial or governmental. Customers include leading communications companies and utilities and governments which provide communications and utility services, including Energy Transfer Company, Duke Energy, Edison Mission Energy, NextEra Energy Resources and Iberdrola Renewable Energy.

Precision Pipeline (Precision)

Precision provides the following services which are primarily labor based: trenching, boring, inserting oil or gas pipes into trenches, connecting pipes to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines.

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All customer classes are commercial or governmental. Customers include leading utilities and governments which provide utility services, including El Paso Corporation, Talisman Energy, Dominion Virginia Power and EQT Corporation.

Three Phase Line Construction (3PL)

3PL provides the following services which are primarily labor based: trenching, boring, installing telephone poles, towers and communications equipment, inserting electrical, copper, fiber-optic or other cables into trenches or hanging on poles and towers, installing equipment onto cables, both aerial and underground, connecting cables or pipes to existing infrastructure, assembling electrical substations, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial or governmental. Customers include leading communications companies and utilities and governments which provide utility services, including IP Networks Inc., Trans-Canada, Bangor Hydro Electric, PG&E, and First Wind Energy.

Globetec Construction (GTC)

GTC provides the following services which are primarily labor based: trenching, boring, inserting pipes into trenches, connecting pipes to existing infrastructure, paving and concrete work, welding and project management. Equipment utilized includes pickup trucks, bucket trucks, cranes, bulldozers, wheel loaders, dump trucks, trenchers and boring machines. All customer classes are commercial or governmental. Customers include leading utilities and governments which provide utility services, including Dragados USA, the City of Hollywood, Florida, and Pinellas County, Florida.

For greater clarity, we have provided the attached chart (see Schedule B) which depicts the services described above, broadly grouped into the categories of construction, installation and assembly, for each operating segment. We have also included the various customer classes in this chart.

2.	Please provide us with a revised analysis which also includes Pumpco, Mastec Network Services, Three Phase Line, and GlobeTec. Please reconcile the amounts provided in your revised analysis to the amounts reported on your consolidated statements of operations on page 57.

Company Response

Schedule A attached hereto comprises Schedule A to the Company’s April 13, 2012 response letter, revised to include the revenue, gross profit before depreciation and amortization, and gross margin data for all of the Company’s operating segments, including immaterial operating segments. Segment revenue and gross profit before depreciation and amortization have been reconciled to the consolidated income statement filed in our Annual Report on Form 10-K for the year ended December 31, 2011 and for prior years.

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Because Pumpco, MasTec Network Services, Three Phase Line and GlobeTec are quantitatively immaterial and do not significantly alter the Company’s margins or trends, they do not affect management’s aggregation analyses and determination that the Company’s operations should be presented as a single reportable segment. Due to their small size and qualitative similarities to the rest of the business, management believes presenting these operating segments separately in an “Other” category would not provide any meaningful information to the readers of the Company’s financial statements and would not be consistent with the objectives and basic principles of the standard as outlined in ASC 280-10-10-1.

3.	The supplemental information provided indicates that gross margin is the only key metric you use to evaluate the performance of your operating segments. Please confirm or include any other key metrics, such as segment net income, in your analysis as well.

Company Response

The Chief Operating Decision Maker (“CODM”) uses revenue and gross profit before depreciation and amortization as the key metrics in allocating resources and evaluating the performance of each operating segment and interacts with the operating segments primarily by discussing projects; including open projects, open backlog and the bidding “pipeline”. The greatest risk in the construction industry is the fact that all revenue must be “replaced” by new contracts and newly won work. Our CODM focuses on business development and successful execution of projects. Additionally, the Company is very focused on construction cycles and on maximizing our opportunities when a particular technology is undergoing a national expansion.

The CODM receives data on the net profit before taxes for each operating segment. However, that data is not used to allocate resources and evaluate performance. Operating segment success is directly correlated with project development and execution. General and administrative expenses represent a very small part of the overall firm and operating segment profitability (typically 1-4%). Interest expense and other income/expense are driven primarily by our corporate office and, along with general and administrative expenses, do not represent a meaningful aspect of our operating segment financial activity.

As a result of the Company’s approach, revenue and gross profit before depreciation and amortization are our key metrics for assessing performance and have been included and discussed in Schedule A.

4.	The analysis provided for the changes in revenues and gross margins year to year appears to indicate that the financial trends of your operating segments can be sufficiently varied to preclude you from determining that they are all similar. You provide explanations for apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment. Please help us better understand why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary.

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Company Response

Management employs a long term view of our operating segments in determining that our activities constitute a single reportable segment. Specifically, we refer to ASC 280-10-55-7A which provides implementation guidance in applying the standard’s aggregation criteria: “Paragraph 280-10-50-11 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.” Accordingly, we have reviewed revenues and gross margins for each of the material operating segments, looking at long term metrics, averages and trends. We have also applied the concepts of SFAS No. 131, Appendix A, paragraph 73, which states “The Board [the FASB] believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances the benefit would be insufficient to justify its disclosure.” Consistent with the application of ASC 280-10-55-7A and SFAS 131, paragraph 73, we do not believe a single metric outside of the overall Company range precludes a particular operating segment from being aggregated with the rest of the business because management fully expects these metrics to continually converge in the long term. Management believes the Company has complied with both the rule and the spirit of the provisions of ASC 280, “Segment Reporting.”

Our expectations are based upon the consistent way that the infrastructure construction industry has operated historically. The competitive bidding process creates an efficient market which varies primarily based upon demand for the services, supply of labor and equipment and the amount of contract risk that a bidder is willing to bear. This market works efficiently and tends to keep contractor margins within the range of our internal expectations. Variances from our expectations, which occasionally occur, are short-lived and are based upon two possible factors which are normal and standard aspects of the infrastructure construction business:

•

The end of a demand cycle for a certain type of infrastructure or version of technology causing a short-term reduction in related revenue and some short-term inefficiency. Our businesses sell into those demand cycles; however, when they end, sometimes abruptly, it takes some time to refocus business development efforts and to re-deploy labor crews, equipment and capital. Given our historical experience, we always expect our gross margins to return to the expected band.

•	An anomaly or major issue which is specific to the timing or cost of a project, or many projects, which is not permanent or long-term in nature.

Both our qualitative and quantitative analyses indicate strong similarities in each of the elements of the aggregation criteria outlined in ASC 280-10-50-11 across our operating segments. These similarities include the construction, assembly and installation services provided by each operating segments, as detailed in our response to Question 1 and in Schedule B, the types of customers served by our operating segments, consisting of communications companies, utilities companies and governments providing these services, and each operating segment’s position as an element of the overall infrastructure construction industry served by the Company. Further, we do not believe additional segmentation would achieve the objective and principles of the standard as stated in ASC 280-10-10-1. Economic trends among our segments are very similar and we expect them to continue to converge in future periods to our expected average gross margin range.

5.	The Advanced Technologies segment appears to consistently have a significantly higher gross margin on both a historical basis as well as in your budget for 2012. Please further advise what consideration you gave to these margins in determining that it had similar economic characteristics

Company Response

[***]

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We hope the foregoing has been responsive to the Staff’s comments. As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

Sincerely,

MASTEC, INC.

/s/ T. Michael Love
VP, Corporate Controller

cc: Ira N. Rosner, Esq., Greenberg Traurig, P.A.

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SCHEDULE A

[***]

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SCHEDULE B

SCHEDULE B

QUALITATIVE ANALYSIS OF OPERATING SEGMENTS

OPERATING SEGMENTS
	Utilities Service Group	Nsoro	Advanced Technologies	Wanzek	Precision Pipeline	Pumpco	MasTec Network Services	Three Phase Line	GlobeTec
SERVICES PROVIDED

Construction	X	X	X	X	X	X	X	X	X

Assembly	X	X	X	X	X	X	X	X	X

Installation	X	X	X	X	X	X	X	X	X

Marketing in support of customer			X

CLASSES OF CUSTOMERS

Commercial	X	X	X	X	X	X	X	X	X

Consumer

Governments	X			X		X			X

END MARKETS

Communications Companies	X	X	X	X			X	X

Utility Companies	X			X	X	X		X	X

Governments	X			X	X	X		X	X

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